Exhibit 99.1

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FANHUA Reports Third Quarter 2023 Unaudited Financial Results

-- Net Income Attributable to Shareholders for the Third Quarter of 2023 Up 382.6% YoY --

GUANGZHOU, China, November 20, 2023, Eastern Standard Time, (GLOBE NEWSWIRE) FANHUA Inc. (Nasdaq: FANH) (the “Company” or “FANHUA”), a leading independent financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20231.

Financial Highlights for the Third Quarter of 2023:

(In thousands, except per ADS data and percentages)	2022Q3 (RMB)	2023Q3 (RMB)	2023Q3 (US$)	Change %
Total net revenues	624,746	634,620	86,982	1.6
Operating income	32,165	33,196	4,549	3.2
Net income attributable to shareholders	35,371	170,699	23,396	382.6
Diluted net income per ADS	0.66	3.18	0.44	381.8
Cash, cash equivalent, short-term investments at end of the period	917,901	1,498,417	205,375	63.2
Key operating metrics
Total life gross written premiums (“GWP”)	2,789,859	3,437,045	471,086	23.2
- First year premium (“FYP”)	529,720	584,437	80,104	10.3
- Renewal premium	2,260,139	2,852,608	390,982	26.2
Number of life insurance performing agents	7,598	5,117	-	(32.7)
FYP per life insurance performing agent	59,113	81,081	-	37.2

Mr. Yinan Hu, Co-Chairman and Chief Executive Officer, commented: “Due to the pricing rate change in traditional life insurance, China’s life insurance industry has witnessed substantial fluctuations in premium growth, with overall growth coming under pressure.”

He added, “In the face of challenges stemming from policy shifts, we are delighted that our various strategic initiatives have made commendable progress. The effective implementation of our established strategies has contributed to the resilience of our operations.

“We believe that although the changes in pricing rates and the impending new rule requiring consistency in commissions reported with the level actually paid may have short-term impact on the industry, in the long run, they will drive the industry towards more standardized and sustainable high-quality development.

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.296 to US$1.00, the effective noon buying rate as of September 29, 2023 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

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“We anticipate that the industry will gradually transition from being primarily driven by products and fees to being driven by technology and services in the future. This shift will enhance the competitiveness of companies with innovative services and technological capabilities. The industry is likely to become more concentrated with large insurance intermediary companies transitioning towards platform-based operations, and current market challenges will drive more small and medium-sized intermediary firms to choose collaboration with major platforms to reduce costs and enhance service capabilities.

“For FANHUA, this trend presents significant opportunities for our platform-centric development which will accelerate our transformation from a sales-oriented company to a platform-centric one, and further foster the growth of our business scale and market share. We will also continue to strengthen collaborations with small and medium-sized insurance companies, creating greater value for them through technology and customer service, thereby securing more substantial value distribution.”

Ben Lin, co-chairman and chief strategy officer of FANHUA commented: “The third quarter was a very exciting period for FANHUA with many significant developments. Firstly, together with Tencent Cloud, we hosted our inaugural Open Platform Day on September 25, 2023 and officially introduced our sales technology expertise to the broader market. We are pleased to say that following such event, we have received numerous enquiries from independent brokers and insurers respectively and have so far successfully signed up two independent brokers as our digital tenants.

“The second major development relate to our overseas expansion. On October 23, 2023, we announced the establishment of two non-wholly owned subsidiaries with Asia Insurance Co., Ltd., or Asia Insurance as a noncontrolling shareholder, which marked our expansion outside of mainland China. FANHUA will be the majority shareholder of both companies with a 60% equity interest in each. We are confident that by working closely with Asia Insurance we can extend our strategy of building quality independent financial distribution and technology-driven open platform to markets outside of mainland China.

“Thirdly, we have completed most of the IT integration with Zhongronghuijin (“ZRHJ”), which we acquired 57.73% equity interests in January 2023. Full completion of the integration is expected to take place over the fourth quarter and upon completion, we expect that ZRHJ will realize no less than RMB5.0 million in annual IT savings in 2024. This acquisition and its deliverable cost savings serve as strong evidence of the successful implementation of our acquisition strategy.

“Lastly, while the weak investment market environment over the quarters has impacted many of our listed insurance peers, FANHUA was able to report significant increase in net profit due to an unrealized holding gain on fair value change over an equity investment as a result of the Nasdaq listing of Cheche Group Inc., or Cheche, in September 2023. FANHUA currently holds a 2.8% equity interest in Cheche Group as part of our P&C disposal transaction with Cheche in 2017. We are very excited to see Cheche to have completed its going public process.

“Over the coming quarters, taking advantage of the opportunities presented by the regulatory changes, our strategic focus will remain on executing on our core strategies which include driving growth in our Open Platform and Digital Tenant and exploring value accretive consolidation opportunities while driving organic growth through enhancing the quality of our distribution team. In Hong Kong, we will continue to work with Asia Insurance to map out our business opportunities and build up our human resources in the two subsidiaries we have established.”

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Open Platform and M&A Contributions over the Third Quarter of 2023

-	The number of platform professional users who used our Open Platform reached 791 as of September 30, 2023, generating RMB165.6 million in first year premiums for the third quarter of 2023 which accounted for 28.3% of our life insurance FYP;

-	21.6% of our life insurance FYP and 21.3% of our net revenues for the life insurance business were generated from entities we acquired within the past 12 months.

Share Repurchase Program

On December 20, 2022, the Company’s board of directors announced a share repurchase program under which the Company may repurchase its American depositary shares, or ADSs, with an aggregate value of US$20 million from time to time. As of September 30, 2023, the Company had repurchased an aggregate of 495,459ADSs, at an average price of approximately US$7.9 per ADS for a total amount of approximately US$3.9 million under this share repurchase program.

Business Outlook and Guidance

We expect to deliver 50% year-over-year growth in life insurance first year premiums and 50% year-over-year growth in adjusted EBITDA2 for 2023.

This forecast is based on the current market conditions and reflects FANHUA’s preliminary estimate, which is subject to change caused by various uncertainties.

Analysis of our Financial Results for the Third Quarter of 2023

Revenues

Total net revenues were RMB634.6 million (US$86.9 million) for the third quarter of 2023, representing an increase of 1.6% from RMB624.7 million for the corresponding period in 2022.

●	Net revenues for agency business were RMB524.1 million (US$71.8 million) for the third quarter of 2023, which remained relatively stable compared to RMB522.7 million for the corresponding period in 2022. Total GWP increased by 22.8% year-over-year to RMB3,525.1 million, of which FYP grew by 10.1% year-over-year to RMB672.5 million while renewal premiums increased by 26.2% year-over-year to RMB2,852.6 million.

♦	Net revenues for the life insurance business were RMB483.8 million (US$66.3million) for the third quarter of 2023, which remained relatively stable compared to RMB480.6 million for the corresponding period in 2022. The slight increase was a net result mainly due to (i) the business fluctuation caused by the pricing rate change to life insurance products from 3.5% to 3% effective on August 1, 2023 which caused a spike in new business sales in July and then followed by a slow-down in sales in August and September and ii) contribution from newly acquired entities, partially offset by the decrease in renewal commission income as a result of the decreased portfolio based average renewal commission rate of renewal premiums collected, and to a lesser extent, due to changes in product mix.

[2]	Adjusted EBITDA is defined as net income before income tax expense, share of income of affiliates, net of impairment, investment income, interest income, financial cost, depreciation, amortization of intangible assets, share-based compensation expenses and fair value change in an equity investment.

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Net revenues generated from our life insurance business accounted for 76.2% of our total net revenues in the third quarter of 2023, as compared to 76.9% in the same period of 2022.

♦	Net revenues for the non-life insurance business (formerly categorized as “property and casualty insurance business”) were RMB40.3 million (US$5.5 million) for the third quarter of 2023, representing a decrease of 4.3% from RMB42.1 million for the corresponding period in 2022. Net revenues generated from the non-life insurance business accounted for 6.4% of our total net revenues in the third quarter of 2023, as compared to 6.8% in the same period of 2022.

●	Net revenues for the claims adjusting business were RMB110.5 million (US$15.1 million) for the third quarter of 2023, representing an increase of 8.3% from RMB102.0 million for the corresponding period in 2022. The increase was mainly due to business recovery after the pandemic. Net revenues generated from the claims adjusting business accounted for 17.4% of our total net revenues in the third quarter of 2023, as compared to 16.3% in the same period of 2022.

Gross profit

Total gross profit was RMB235.2 million (US$32.2 million) for the third quarter of 2023, representing an increase of 1.7% from RMB231.3 for the corresponding period in 2022. By product line, the results were:

●	Life insurance business recorded a gross profit of RMB182.0 million (US$24.9 million), as compared with RMB181.7 million for the third quarter of 2022. Gross margin for the period was 37.6%, as compared with 37.8% in the same period of 2022.

●	Non-life insurance business recorded a gross profit of RMB12.8 million (US$1.8 million), representing a decrease of 23.8% from RMB16.8 million for the third quarter of 2022. Gross margin for the period was 31.8%, as compared with 40.0% in the same period of 2022. The decrease in gross margin was mainly due to changes in product mix.

●	Claims adjusting business recorded a gross profit of RMB 40.4million (US$5.5 million), representing an increase of 23.2% from RMB32.8 million for the third quarter of 2022. Gross margin for the period was 36.6%, as compared with 32.1% in the same period of 2022.

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Operating expenses

Selling expenses were RMB59.2 million (US$8.1 million) for the third quarter of 2023, representing a decrease of 14.6% from RMB69.3 million for the corresponding period in 2022. The decrease was due to expenses savings from personnel optimization and decreased number of sales outlets, partially offset by the increase in sales training events and the recognition of RMB5.0 million (US$0.7 million) share-based compensation expenses related to shares options granted to Million-Dollar Roundtable Members, or MDRT, under the Company’s MDRT (“Million-Dollar Roundtable Members”) Share Incentive Plan in the first quarter of 2023.

General and administrative expenses were RMB142.9 million (US$19.6 million) for the third quarter of 2023, representing an increase of 10.1% from RMB129.8 million for the corresponding period in 2022. The increase was mainly due to the expenses incurred by the acquired business which was consolidated since the first quarter of 2023 amounting to approximately RMB19.6 million (US$2.7million), partially offset by cost savings from personnel optimization and decrease in the number of branches since 2022.

As a result of the foregoing factors, we recorded operating income of RMB33.2 million (US$4.5 million) for the third quarter of 2023, representing an increase of 3.2% from RMB32.2 million for the corresponding period in 2022.

Operating margin was 5.2% for the third quarter of 2023, compared to 5.1% for the corresponding period in 2022.

Fair value change in an equity investment represents an unrealized holding gain of RMB164.3 million (US$22.5 million) in the third quarter of 2023, which was recognized based on the fair value of Cheche in which the Company owns 2.8% equity interests, following its listing in September 2023.

Investment income was RMB1.9 million (US$0.3 million) for the third quarter of 2023, as compared with RMB2.8 million for the corresponding period in 2022. The investment income in the third quarter of 2023 consisted of yields from short-term investments in financial products and is recognized when the investment matures or is disposed of.

Income tax expense was RMB16.1 million (US$2.2 million) for the third quarter of 2023, representing an increase of 87.2% from RMB8.6 million for the corresponding period in 2022. The effective tax rate for the third quarter of 2023 was 9.1% compared with 20.2% for the corresponding period in 2022. The decrease of effective tax rate is mainly due to the recognition of a nontaxable unrealized holding gain of equity interest amounting to RMB164.3 million (US$22.5 million) in the third quarter of 2023.

Net income was RMB160.8 million (US$22.0 million) for the third quarter of 2023, representing an increase of 384.3% from RMB33.2 million for the corresponding period in 2022.

Net income attributable to the Company’s shareholders was RMB170.7million (US$23.4 million) for the third quarter of 2023, representing an increase of 382.6% from RMB35.4 million for the corresponding period in 2022.

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Net margin was 26.9% for the third quarter of 2023, as compared to 5.7% for the corresponding period in 2022.

Adjusted EBITDA2 was RMB24.9 million (US$3.4 million) for the third quarter of 2023, representing an decrease of 32.0% as compared to RMB36.6 million for the corresponding period in 2022. The decrease was mainly due to a provision of expected credit loss on other receivables amounting to RMB18.5 million (US$2.5 million) for the third quarter of 2023.

Adjusted EBITDA margin3 was 3.9% for the third quarter of 2023, as compared to 5.9% for the corresponding period in 2022.

Basic and diluted net income per ADS were RMB3.18 (US$0.44) and RMB3.18 (US$0.44) for the third quarter of 2023, respectively, representing an increase of 381.8% and 381.8% from RMB0.66 and RMB0.66 for the corresponding period in 2022, respectively.

Basic4 and diluted5 adjusted EBITDA per ADS were RMB0.46 (US$0.06) and RMB0.46 (US$0.06) for the third quarter of 2023, representing an decrease of 32.4% and 32.4%from RMB0.68 and RMB0.68 for the corresponding period in 2022, respectively.

As of September 30, 2023, the Company had RMB1,498.4 million (US$205.4 million) in cash, cash equivalents and short-term investments.

FANHUA’s Insurance Sales and Service Distribution Network:

●	As of September 30, 2023, excluding newly acquired entities, FANHUA’s distribution network consisted of 592 sales outlets in 23 provinces and 81 services outlets in 31 provinces as of September 30, 2023, compared with 697 sales outlets in 23 provinces and 100 services outlets in 31 provinces as of September 30, 2022. The decrease in the number of sales outlets reflected our focus on growing profitable branches, coupled with the challenging decisions to close those which were not yielding profits. The number of the Company’s in-house claims adjustors was 2,215 as of September 30, 2023, compared with 2,221 as of September 30, 2022.

Conference Call

The Company will host a conference call to discuss its third quarter 2023 financial results as per the following details.

Time:	8:00 p.m. Eastern Standard Time on November 20, 2023

or	9:00 a.m. Beijing/Hong Kong Time on November 21, 2023

[3]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues.
[4]	Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period.
[5]	Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

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Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration:

https://register.vevent.com/register/BIf20d116c9e8d48fb981b734c1aae6e2d

Additionally, a live and archived webcast of the conference call will be available at FANHUA’s investor relations website:

https://edge.media-server.com/mmc/p/c9t3fais

About FANHUA Inc.

Driven by its digital technologies and professional expertise in the insurance industry, FANHUA Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about FANHUA Inc., please visit https://ir.fanhgroup.com.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about FANHUA and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and FANHUA undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although FANHUA believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by FANHUA is included in FANHUA’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

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About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides adjusted EBITDA, adjusted EBITDA margin and basic and diluted adjusted EBITDA per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Adjusted EBITDA is defined as net income before income tax expense, share of income of affiliates, net of impairment, investment income, interest income, financial cost, depreciation, amortization of intangible assets, share-based compensation expenses and fair value change in an equity investment. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues. Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude interest income, investment income, financial cost, income tax expense, depreciation, amortization of intangible assets, share of income of affiliates, net of impairment, share-based compensation expenses and fair value change in an equity investment. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this press release.

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FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	567,525	554,897	76,055
Restricted cash	59,957	55,941	7,667
Short term investments	347,754	943,520	129,320
Accounts receivable, net	667,554	588,317	80,636
Other receivables	231,049	113,756	15,594
Other current assets	419,735	190,497	26,110
Total current assets	2,293,574	2,446,928	335,382

Non-current assets:
Restricted bank deposit – non-current	20,729	22,168	3,038
Contract assets, net - non-current	385,834	643,571	88,209
Property, plant, and equipment, net	98,459	91,968	12,605
Goodwill and intangible assets, net	109,997	476,672	65,333
Deferred tax assets	20,402	33,223	4,554
Investment in affiliates	4,035	3,271	448
Other non-current assets	11,400	176,972	24,256
Right of use assets	145,086	110,682	15,170
Total non-current assets	795,942	1,558,527	213,613
Total assets	3,089,516	4,005,455	548,995
Current liabilities:
Short-term loan	35,679	199,980	27,410
Accounts payable	436,784	320,027	43,863
Insurance premium payables	16,580	24,755	3,393
Other payables and accrued expenses	174,326	210,745	28,885
Accrued payroll	96,279	88,596	12,143
Income tax payable	130,024	108,423	14,861
Current operating lease liability	62,304	48,363	6,629
Total current liabilities	951,976	1,000,889	137,184

Non-current liabilities:
Accounts payable – non-current	192,917	356,565	48,871
Other tax liabilities	36,647	33,656	4,613
Deferred tax liabilities	102,455	150,201	20,587
Non-current operating lease liability	74,190	55,800	7,648
Total non-current liabilities	406,209	596,222	81,719
Total liabilities	1,358,185	1,597,111	218,903

Ordinary shares	8,091	8,675	1,189
Treasury stock	(10)	(96)	(13)
Additional Paid-in capital	461	192,177	26,340
Statutory reserves	559,520	559,520	76,689
Retained earnings	1,087,984	1,395,650	191,290
Accumulated other comprehensive loss	(32,643)	(15,958)	(2,187)
Total shareholders’ equity	1,623,403	2,139,968	293,308
Non-controlling interests	107,928	268,376	36,784
Total equity	1,731,331	2,408,344	330,092
Total liabilities and equity	3,089,516	4,005,455	548,995

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Agency	522,702	524,154	71,841	1,714,096	2,276,896	312,075
Life insurance business	480,605	483,830	66,314	1,609,833	2,147,293	294,311
Non-life insurance business	42,097	40,324	5,527	104,263	129,603	17,764
Claims adjusting	102,044	110,466	15,141	300,153	318,101	43,599
Total net revenues	624,746	634,620	86,982	2,014,249	2,594,997	355,674
Operating costs and expenses:
Agency	(324,164)	(329,300)	(45,135)	(1,098,865)	(1,558,472)	(213,606)
Life insurance business	(298,915)	(301,812)	(41,367)	(1,030,418)	(1,465,314)	(200,838)
Non-life insurance business	(25,249)	(27,488)	(3,768)	(68,447)	(93,158)	(12,768)
Claims adjusting	(69,253)	(70,055)	(9,602)	(202,329)	(203,534)	(27,897)
Total operating costs	(393,417)	(399,355)	(54,737)	(1,301,194)	(1,762,006)	(241,503)
Selling expenses	(69,323)	(59,176)	(8,111)	(210,952)	(189,978)	(26,039)
General and administrative expenses	(129,841)	(142,893)	(19,585)	(418,321)	(463,430)	(63,518)
Total operating costs and expenses	(592,581)	(601,424)	(82,433)	(1,930,467)	(2,415,414)	(331,060)
Income from operations	32,165	33,196	4,549	83,782	179,583	24,614
Other income, net:
Investment income	2,770	1,925	264	9,044	26,882	3,685
Fair value change in an equity investment	—	164,326	22,523	—	164,326	22,523
Interest income	7,938	3,374	462	9,775	12,471	1,709
Financial cost	—	(2,666)	(365)	—	(7,348)	(1,007)
Others, net	(488)	(23,048)	(3,159)	8,920	(16,566)	(2,271)
Income from operations before income taxes and share income of affiliates	42,385	177,107	24,274	111,521	359,348	49,253
Income tax expense	(8,562)	(16,113)	(2,208)	(22,551)	(54,402)	(7,456)
Share of income of affiliates, net of impairment	(621)	(223)	(31)	(68,755)	(763)	(105)
Net income	33,202	160,771	22,035	20,215	304,183	41,692
Less: net loss attributable to non-controlling interests	(2,169)	(9,928)	(1,361)	(9,441)	(3,483)	(477)
Net income attributable to the Company’s shareholders	35,371	170,699	23,396	29,656	307,666	42,169

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.03	0.16	0.02	0.03	0.29	0.04
Diluted	0.03	0.16	0.02	0.03	0.29	0.04
Net income per ADS:
Basic	0.66	3.18	0.44	0.55	5.72	0.78
Diluted	0.66	3.18	0.44	0.55	5.72	0.78
Shares used in calculating net income per share:
Basic	1,074,291,784	1,072,848,471	1,072,848,471	1,074,193,616	1,075,669,859	1,075,669,859
Diluted	1,074,500,364	1,073,480,335	1,073,480,335	1,074,262,500	1,076,119,487	1,076,119,487
Net income	33,202	160,771	22,035	20,215	304,183	41,692
Other comprehensive income, net of tax: Foreign currency translation adjustments	3,950	(277)	(38)	4,746	8,603	1,179
Share of other comprehensive income of affiliates	—	—	—	4,688	—	—
Unrealized net gains on available-for-sale investments	1,848	5,388	738	1,238	8,083	1,108
Comprehensive income	39,000	165,882	22,735	30,887	320,869	43,979
Less: Comprehensive loss attributable to the non-controlling interests	(2,169)	(9,928)	(1,361)	(9,441)	(3,483)	(477)
Comprehensive income attributable to the Company’s shareholders	41,169	175,810	24,096	40,328	324,352	44,456

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FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2022	2023	2023	2022	2023	2023
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	33,202	160,771	22,035	20,215	304,183	41,692
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(1,133)	(1,579)	(216)	(2,931)	(8,568)	(1,174)
Share of income of affiliates, net of impairment	621	223	31	68,755	763	105
Other non-cash adjustments	35,027	(98,249)	(13,467)	115,076	(23,389)	(3,207)
Changes in operating assets and liabilities	(47,929)	(48,340)	(6,626)	(218,280)	(226,514)	(31,046)
Net cash generated from (used in) operating activities	19,788	12,826	1,757	(17,165)	46,475	6,370
Cash flows from investing activities:
Purchase of short-term investments	(452,760)	(815,300)	(111,746)	(1,993,760)	(2,918,310)	(399,988)
Proceeds from disposal of short-term investments	503,531	909,241	124,622	2,337,862	2,732,390	374,505
Prepayment for acquisition of short-term investments	(240,000)	—	—	(340,000)	—	—
Cash rendered for loan receivables from a third party	(105,800)	(30,000)	(4,112)	(205,800)	(110,000)	(15,077)
Cash received for loan receivables from a third party	20,000	40,000	5,482	20,000	220,000	30,154
Net cash inflow (outflow) for business acquisitions	—	(11,512)	(1,578)	—	9,696	1,329
Purchase of a long-term investment	—	(125,000)	(17,133)	—	(125,000)	(17,133)
Others	123,909	(1,420)	(194)	55,753	(7,605)	(1,043)
Net cash used in investing activities	(151,120)	(33,991)	(4,659)	(125,945)	(198,829)	(27,253)
Cash flows from financing activities：
Dividends paid	—	—	—	(52,069)	—	—
Proceeds from bank and other borrowings	—	—	—	—	182,268	24,982
Repayment of bank and other borrowings	—	(2,889)	(396)	—	(20,915)	(2,867)
Interests paid	—	(2,300)	(315)	—	(6,428)	(881)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	—	—	—	(110)	(15)
Repurchase of ordinary shares from open market	—	(1,925)	(264)	—	(24,032)	(3,294)
Others	—	—	—	3	—	—
Net cash (used in) generated from financing activities	—	(7,114)	(975)	(52,066)	130,783	17,925
Net decrease in cash, cash equivalents and restricted cash	(131,332)	(28,279)	(3,877)	(195,176)	(21,571)	(2,958)
Cash, cash equivalents and restricted cash at beginning of period	592,425	661,587	90,678	656,522	648,211	88,845
Effect of exchange rate changes on cash and cash equivalents	1,744	(302)	(41)	1,491	6,366	873
Cash, cash equivalents and restricted cash at end of period	462,837	633,006	86,760	462,837	633,006	86,760

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FANHUA INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30			September 30
	2022	2023	2023	2022	2023	2023
	RMB	RMB	USD	RMB	RMB	USD
Net income	33,202	160,771	22,035	20,215	304,183	41,692
Income tax expense	8,562	16,113	2,208	22,551	54,402	7,456
Share of income of affiliates, net of impairment	621	223	31	68,755	763	105
Investment income	(2,770)	(1,925)	(264)	(9,044)	(26,882)	(3,685)
Interest income	(7,938)	(3,374)	(462)	(9,775)	(12,471)	(1,709)
Financial cost	—	2,666	365	—	7,348	1,007
Depreciation	4,796	3,912	536	14,819	12,283	1,684
Amortization of intangible assets	—	4,864	667	—	13,661	1,872
Share-based compensation expenses	162	6,006	823	162	14,190	1,945
Fair value change in an equity investment	—	(164,326)	(22,523)	—	(164,326)	(22,523)
Adjusted EBITDA	36,635	24,930	3,416	107,683	203,151	27,844
Total net revenues	624,746	634,620	86,982	2,014,249	2,594,997	355,674
Adjusted EBITDA Margin	5.9%	3.9%	3.9%	5.3%	7.8%	7.8%
Adjusted EBITDA per ADS:
Basic	0.68	0.46	0.06	2.00	3.78	0.52
Diluted	0.68	0.46	0.06	2.00	3.78	0.52
Shares used in calculating adjusted EBITDA per share:
Basic	1,074,291,784	1,072,848,471	1,072,848,471	1,074,193,616	1,075,669,859	1,075,669,859
Diluted	1,074,500,364	1,073,480,335	1,073,480,335	1,074,262,500	1,076,119,487	1,076,119,487

IR-382

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhgroup.com

Source: FANHUA Inc.